SEC FILE NUMBER 001-38078
CUSIP NUMBER 29414V 308

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Envirotech Vehicles, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

7510 Ardmore Street

Address of Principal Executive Office (Street and Number)

Houston, TX 77054

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Envirotech Vehicles, Inc., a Delaware corporation (the “Company”), is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) by the prescribed filing due date of March 31, 2026, because it requires additional time for management to complete its final review of the Company’s financial statements and other disclosures in the Form 10-K. The Company currently anticipates filing the Form 10-K no later than the fifteenth (15th) calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason Maddox	870	970-3355
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the Form 10-K to reflect significant changes in its results of operations for the year ended December 31, 2025 from its results of operations for the year ended December 31, 2024.

The Company plans to report a net loss of $38.9 million for the year ended December 31, 2025, compared to a net loss of $8.8 million for the year ended December 31, 2024. The Company also plans to report total sales of approximately $5.9 million for the year ended December 31, 2025, compared to $1.9 million for the year ended December 31, 2024. The Company expects to report cost of sales related to the sales revenue described above were approximately $19.1 million for the year ended December 31, 2025, compared to approximately $1.4 million for the year ended December 31, 2024. The Company also expects to report total operating expenses, net of approximately $25.5 million for the year ended December 31, 2025, as compared to approximately $8.4 million for the year ended December 31, 2024.

This explanation is based on the Company’s current expectations as of the date hereof and is subject to the Company’s completion of the Form 10-K. Accordingly, the Company’s final results of operations for the year ended December 31, 2025 as reflected in the Form 10-K could differ from the Company’s current expectations. The estimated results of operations presented herein will be superseded in their entirety by the more detailed discussion in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Company’s annual financial statements included in the Form 10-K upon filing of the Form 10-K with the Securities and Exchange Commission (the “SEC”).

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the Company’s ability to file the Form 10-K with the SEC within the expected time period and the Company’s expectations regarding the financial results to be included in the Form 10-K. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the Form 10-K. Other risks affecting the Company are discussed in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Envirotech Vehicles, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2026	By:	/s/ Jason Maddox
	Name:	Jason Maddox
	Title:	President and Interim Chief Financial Officer